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                            March 17, 2022

       Lee Chong Kuang
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Amendment No. 7 to
Registration Statement on Form S-3
                                                            Filed January 28,
2022
                                                            File No. 333-258441

       Dear Mr. Kuang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2022 letter.

       Amendment No. 7 to Registration Statement on Form S-3

       Our Business
       Risks Associated with Our Business and this Offering, page 8

   1. Please revise your disclosure that your business, financial condition and results of operations may be
materially adversely affected by global health epidemics, including the recent COVID-19
outbreak. Revise to specifically discuss the impact that the COVID-19 pandemic has had on
your business to date, rather than presenting the impacts as hypothetical. Please
quantify the impact on your revenues and any COVID-related costs incurred.
 Lee Chong Kuang
Greenpro Capital Corp.
March 17, 2022
Page 2
Risk Factors
We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law, page 11

2. We note your statement that "In connection with any future offering, [you] may be subjected to the U.S. Foreign Corrupt Practices Act ("FCPA")." Please revise this statement to remove the reference limiting the application of the FCPA to your future offerings.
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameLee Chong Kuang
                                                           Division of
Corporation Finance
Comapany NameGreenpro Capital Corp.
                                                           Office of Technology
March 17, 2022 Page 2
cc:       Benjamin A. Tan
FirstName LastName